Exhibit 99.1
English Convenience Translation –
the German language version is decisive

BioNTech SE
Mainz
WKN A0V9BC | ISIN DE000A0V9BC4
WKN A2PSR2 | ISIN US09075V1026

Invitation to the 2026 Annual General Meeting
Unique identifier for the event: b4b9082fcff2f011b551faac036095be
Dear Sir or Madam,
We hereby invite our shareholders1 to the Annual General Meeting of BioNTech SE, Mainz, (the “Company”) on
Friday, May 15, 2026, at 2:00 p.m. (CEST)2
The Annual General Meeting will be held as a virtual meeting without the physical presence of shareholders or their proxies (with the exception of the Company’s proxies).
Shareholders who are registered in the Company’s share register and have duly registered for the Annual General Meeting, as well as their proxies, may participate in the virtual Annual General Meeting on Friday, May 15, 2026, via the website
https://investors.biontech.de/agm/agm-2026
The shareholders can connect to the Annual General Meeting electronically via the password-protected Investor Portal ( “Investor Portal”) and participate in the Annual General Meeting in this manner. The physical presence of shareholders and their proxies at the venue of the Annual General Meeting is excluded. Shareholders or their proxies may only exercise their voting rights exclusively by means of electronic absentee voting or by issuing a power of attorney and instructions to the proxies appointed by the Company. The venue of the Annual General Meeting within the meaning of the German Stock Corporation Act (“AktG”) is the Company’s business premises at An der Goldgrube 12, 55131 Mainz.
In addition, it is intended to broadcast the entire virtual Annual General Meeting on Friday, May 15, 2026, from 2:00 p.m. (CEST) via the aforementioned website - but outside the Investor Portal - freely accessible for holders of American Depositary Shares of the Company (“ADS”) issued by The Bank of New York Mellon (“Depositary”) (the “ADS holders”) as well as to the interested public.
1 For the sole purpose of better readability, this invitation does not use gender-specific language. All personal designations and terms are to be understood as gender-neutral in the sense of equal treatment.

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2 All times in this invitation refer to Central European Summer Time (CEST). In terms of Coordinated Universal Time (UTC), this corresponds to the ratio UTC = CEST minus two hours.
Further details and information can be found at the end of this invitation following the agenda.
I.Agenda
1.Presentation of the adopted annual financial statements, the approved consolidated financial statements and the combined management report for the Company and the Group, as well as the report of the Supervisory Board, in each case for the 2025 financial year respectively as of 31 December 2025
The Supervisory Board has approved the annual financial statements and consolidated financial statements prepared by the Management Board; the annual financial statements are thus adopted. The Annual General Meeting is therefore not required to pass a resolution on this agenda item 1. Instead, the aforementioned documents are merely to be made available to the Annual General Meeting and explained by the Management Board or - in the case of the Supervisory Board's report - by the Chairman of the Supervisory Board. As part of their right to information, shareholders have the opportunity to ask questions about the documents.

All of the documents mentioned under this agenda item are available on our website at
https://investors.biontech.de/agm/agm-2026
They will also be available there during the Annual General Meeting.
2.Resolution on the appropriation of the balance sheet profit for the 2025 financial year
The Management Board and Supervisory Board propose that BioNTech SE's balance sheet profit from the past financial year 2025 in the amount of EUR 6,901,677,892.10 be carried forward in full to new account.
3.Resolution on the approval of actions of the Management Board
The Management Board and Supervisory Board propose that the actions of the members of the Management Board in office in the 2025 financial year be approved for this period.
4.Resolution on the approval of actions of the Supervisory Board
The Management Board and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in the 2025 financial year be approved for this period.

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5.Resolution on the appointment of the auditor and the Group auditor for the 2026 financial year and the auditor for any audit or review of interim reports
Based on the recommendation of the Audit Committee, the Supervisory Board proposes the following resolution:
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, based in Stuttgart (Cologne branch; Börsenplatz 1, 50667 Cologne) is appointed as the auditor and group auditor for the 2026 financial year and as the auditor for any audit or review of interim financial reports (half-year financial reports and quarterly reports) for the 2026 financial year and for the first quarter of the 2027 financial year.
6.Resolution on the approval of the Compensation Report
In accordance with section 162 of the German Stock Corporation Act (AktG), the Management Board and Supervisory Board have prepared a report on the compensation granted and owed to each individual current or former member of the Management Board and Supervisory Board in the 2025 financial year. This compensation report will be submitted to the Annual General Meeting for approval in accordance with section 120a (4) AktG.
The compensation report was audited by the auditor in accordance with section 162 (3) AktG to determine whether the disclosures pursuant to section 162 (1) and (2) AktG were made. The report on the audit of the compensation report is attached to the compensation report.
The Management Board and the Supervisory Board propose that the compensation report for the 2025 financial year, prepared and audited in accordance with section 162 AktG, be approved.
The compensation report is available from the time the Annual General Meeting is convened on our website at
https://investors.biontech.de/agm/agm-2026
The compensation report will be available there during the Annual General Meeting.
7.Resolution on the amendment of Section 9 para. 1 of the Articles of Association to increase the size of the Supervisory Board
The Supervisory Board of BioNTech SE currently consists of six members, in accordance with article 40 para. 2 and 3 of Council Regulation (EC) No. 2157/2001 of October 8, 2001, on the Statute for a European Company (SE) (“SE Regulation”), section 17 para. 1, second sentence of the SE Implementation Act (“SEAG”), and section 9 para. 1 of the Company’s Articles of Association. The number of Supervisory Board members is now

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to be increased from six to eight, and section 9 para. 1 of the Company’s Articles of Association is to be amended accordingly.
The proposed expansion of the Supervisory Board is intended to take into account the Company’s sustained growth, the increased demands on the work of the Supervisory Board, particularly with regard to required knowledge, professional experience, diversity, and internationality, as well as the workload associated with the diverse tasks and responsibilities of the Supervisory Board members. In particular, supplementing or expanding the expertise on the Supervisory Board in the areas of oncology, marketing (product launches), as well as clinical development and the scientific field in general, is of crucial importance, especially given the Company’s current situation. The proposed expansion of the Supervisory Board opens the possibility of gaining the necessary additional expertise for the work of the Supervisory Board while retaining the experience of the current members, and thus contributes significantly to ensuring that the Supervisory Board can continue to monitor and support the implementation of the corporate strategy, the Company’s strategic realignment toward oncology, and the associated transformation process in the best possible manner in the future. The two additional seats on the Supervisory Board are to be filled by the election of Dr. Susanne Schaffert and Prof. Dr. Iris Loew-Friedrich, as proposed under Agenda Item 8 of the Annual General Meeting.
The Management Board and the Supervisory Board therefore propose the following resolution:
Section 9 (1) of the Company’s Articles of Association is repealed and reworded as follows:
“(1)    The Supervisory Board consists of eight members.”
The currently valid Articles of Association are available on our website at
https://investors.biontech.de/agm/agm-2026
and will also be available there during the Annual General Meeting.
8.Resolution on Elections to the Supervisory Board
Currently, pursuant to article 40 para. 2 and 3 of the SE Regulation, section 17 para. 1, second sentence of the SEAG, and section 9 para. 1 of the Articles of Association of BioNTech SE, the Supervisory Board of BioNTech SE consists of six members elected by the Annual General Meeting. Upon the effective date of the amendment to section 9 para. 1 of the Articles of Association proposed under Agenda Item 7 of this Annual General Meeting, the number of Supervisory Board members will increase from six to eight; the Supervisory Board of the Company will then, in accordance with article 40 para. 2 and 3 of the SE Regulation, section 17 para. 1 sentence 2 of the SEAG, and

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section 9 para. 1 of the Articles of Association of the Company, consist of eight members elected by the Annual General Meeting.
Upon the conclusion of the Annual General Meeting on May 15, 2026, the terms of office of Mr. Helmut Jeggle, Prof. Dr. Anja Morawietz, and Prof. Dr. Rudolf Staudigl will expire. It is therefore necessary for the Annual General Meeting to elect three of the current six members of the Supervisory Board in a regular election. In addition, for the period beginning upon the effective date of the amendment to the Articles of Association proposed under Agenda Item 7 and the resulting expansion of the Supervisory Board to eight members, two additional members are to be elected to the Company’s Supervisory Board. A total of five Supervisory Board members is therefore to be elected by the Annual General Meeting on May 15, 2026.
To ensure the sustainable and successful implementation of the Company’s objectives, a high degree of continuity in the work of the Supervisory Board must be maintained beyond 2026. For this reason, the current Chairman of the Supervisory Board, Mr. Helmut Jeggle, as well as the two Supervisory Board members, Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl, are to be reappointed by the Annual General Meeting. Mr. Helmut Jeggle possesses, among other things, special expertise in management, sales, and marketing in the biotech industry, as well as in accounting, auditing, and controlling (including sustainability reporting), and has international experience in markets relevant to the Company. Prof. Dr. Anja Morawietz possesses particular expertise in areas such as accounting, auditing, and controlling (including sustainability reporting), as well as in compliance, internal control, and risk management. Prof. Dr. Rudolf Staudigl, possesses, among other things, special expertise in the areas of innovation as well as research and development, expertise in the leadership of large companies in particular in the areas of human resources and management, and international experience in the markets relevant to the Company. The proposed re-elections of Mr. Jeggle, Prof. Dr. Morawietz, and Prof. Dr. Staudigl are intended to ensure their continued participation on the Supervisory Board and the contribution of their expertise to the work of the Supervisory Board and its committees beyond the year 2026.
In the search for candidates for the two additional Supervisory Board members to be elected by the Annual General Meeting on May 15, 2026, the focus was on identifying candidates who, to the greatest extent possible, bring experience in the fields of oncology and commercialization (product launches) as well as in the markets relevant to the Company, and who can demonstrate expertise in clinical development and, more generally, in the natural sciences.
Against this background and following a thorough review of the candidates and upon the recommendation of the Compensation, Nomination and Corporate Governance Committee, the Supervisory Board has recommended Dr. Susanne Schaffert and Prof. Dr. Iris Loew-Friedrich, who will accordingly be proposed for election at the Annual General Meeting. Dr. Susanne Schaffert possesses particular expertise in the field of oncology as well as in sales and commercialization, particularly in product launches, and has

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knowledge in the areas of innovation, research and development, and management; she also has international experience in the markets relevant to the Company. Prof. Dr. Iris Loew-Friedrich possesses particular expertise in the field of clinical development and generally in the scientific and medical sectors, as well as knowledge in the areas of sales and commercialization, management, and innovation, and international experience in the markets relevant to the Company. In particular, both candidates possess a deep understanding of the biopharmaceutical market and the Company’s key clinical development phases, and thus effectively complement the Supervisory Board’s established expertise profile.
The re-elections of Mr. Helmut Jeggle, Prof. Dr. Anja Morawietz, and Prof. Dr. Rudolf Staudigl are to take place for a term of office beginning at the close of the Annual General Meeting on May 15, 2026, and ending until the close of the Annual General Meeting that resolves on the discharge for the 2029 financial year .
The elections of Dr. Susanne Schaffert and Prof. Dr. Iris Loew-Friedrich are to be for a term of office beginning upon the entry of the amendment to the Articles of Association proposed under Agenda Item 7 in the Company’s Commercial Register and ending at the close of the Annual General Meeting that resolves on the discharge for the 2026 financial year .
Against this background, the Supervisory Board proposes that the individuals listed below in sections 8.1 through 8.3 be elected as members of the Supervisory Board, effective from the close of the Annual General Meeting on May 15, 2026, until the close of the Annual General Meeting that resolves on the discharge of liability for the 2029 financial year :
8.1    Mr. Helmut Jeggle, resident of Holzkirchen, managing partner of Salvia GmbH and entrepreneurial venture capital investor,
8.2    Prof. Dr. Anja Morawietz, residing in Frankfurt am Main, Professor of External Accounting and General Business Administration at the Georg Simon Ohm University of Applied Sciences in Nuremberg, and
8.3    Prof. Dr. Rudolf Staudigl, residing in Burghausen, independent management consultant.
Furthermore, the Supervisory Board proposes that the persons listed below under items 8.4 and 8.5 be entered in the Commercial Register as members of the Supervisory Board, effective from the date of entry of the amendment to the Company’s Articles of Association proposed under Agenda item 7 of the Annual General Meeting of May 15, 2026, until the conclusion of the Annual General Meeting that decides on the discharge for the 2028 financial year :
8.4    Dr. Susanne Schaffert, resident of Neumarkt, member of various supervisory boards, and

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8.5    Prof. Dr. Iris Loew-Friedrich, residing in Ratingen, member of various supervisory boards
The elections are to be conducted as individual elections.
The Supervisory Board’s nominations are based on corresponding proposals from the Compensation, Nomination, and Corporate Governance Committee and take into account the objectives adopted by the Supervisory Board regarding its composition as well as the competency profile and diversity concept developed by the Supervisory Board for the entire body.
Mr. Helmut Jeggle is a member of the Supervisory Board of 4SC AG, Planegg, AiCuris Anti-infective Cures AG, Wuppertal, and tonies SE, Luxembourg, as well as Chairman of the Advisory Board of CorTec GmbH, Freiburg, a non-executive member of the Board of Directors of Bambusa Therapeutics Inc., Boston, USA, and a non-executive member of the Board of Directors of Solaris Pharma Corporation, Bridgewater, USA. Prof. Dr. Rudolf Staudigl is Chairman of the Supervisory Board of Zadient Technologies SAS, Sainte-Hélène-du-Lac, France, and Vice Chairman of the Supervisory Board of Groz-Beckert KG, Albstadt. Dr. Susanne Schaffert is Chairwoman of the Supervisory Board of Merck Healthcare KGaA, Darmstadt, and a member of the Supervisory Board of Merck KGaA, Darmstadt, and of Merck Life Science KGaA, Darmstadt; she is also a member of the Shareholders’ Council of E. Merck KG, Darmstadt, the Board of Directors of Novo Holdings A/S, Hellerup, Denmark, the Board of Directors of ARTBio Inc., Cambridge, USA, and the Board of Directors of Incyte Corporation, Wilmington, USA (until April 15, 2026). Prof. Dr. Iris Loew-Friedrich is Chair of the Supervisory Board of Evotec SE, Hamburg, and a member of the Supervisory Board of Fresenius SE & Co. KGaA, Bad Homburg; she is also a member of the Board of Directors of Swedish Orphan Biovitrum AB (SOBI), Stockholm, Sweden; the Board of Directors of Satellos Bioscience Inc., Toronto, Canada; the Board of Directors of Financière de Tubize S.A., Brussels, Belgium; and the Board of Directors of Zealand Pharma A/S, Søborg, Denmark. Furthermore, the proposed candidates do not serve on any other statutory supervisory board or comparable domestic or foreign supervisory body of commercial enterprises within the meaning of section 125 para. 1 sentence 5 of the AktG. Prof. Dr. Iris Loew-Friedrich is currently in advanced discussions regarding a position on the Board of Directors of Zealand Pharma A/S, Søborg, Denmark.
In the Supervisory Board’s assessment, the proposed candidates are to be regarded as independent of the Company and the Management Board within the meaning of the German Corporate Governance Code (“DCGK”). In the Supervisory Board’s view, this also applies to Mr. Helmut Jeggle, who is proposed for reelection and has been a member of the Supervisory Board for more than twelve years. In this respect, the length of service is only one of several indicators that, according to the DCGK, should be taken into account when assessing the independence of Supervisory Board members. Furthermore, Mr. Jeggle’s previous work on the Supervisory Board and its committees has demonstrated that, in part due to his many years of experience, he continues to maintain

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the professional distance from the Company and its Management Board necessary for the independent performance of his duties. Against this background, and given his existing financial independence from the Company and the absence of any other matters that could give rise to potential conflicts of interest, the Supervisory Board has concluded, after the necessary overall assessment, that Mr. Jeggle continues to be regarded as independent of the Company and the Management Board, without the length of his previous tenure on the Supervisory Board precluding this. In the Supervisory Board’s assessment, it is also in the Company’s interest to continue to benefit from Mr. Jeggle’s knowledge of the Company and its industry, his extensive expertise in the fields of finance, economics, science, and capital markets, as well as his many years of experience as a member of the Supervisory Board of the Company. The two candidates newly proposed for election, are also considered independent by the Supervisory Board. Dr. Schaffert has a consulting agreement with the Company on standard market terms for consulting services in areas including commercialization and market access, as well as commercial matters in the field of research and development. This consulting agreement is to be terminated upon the effective date of Dr. Schaffert’s election to the Company’s Supervisory Board, as Dr. Schaffert will contribute her expertise to the Company in her capacity as a member of the Supervisory Board from that point onward. In order to be able to draw on the additional expertise of Prof. Dr. Loew-Friedrich - which is of particular significance to the Company - even before her appointment as a member of the Supervisory Board (which will only take effect upon entry of the amendment to the Articles of Association proposed under Agenda item 7 in the Commercial Register), a consulting agreement was also concluded with Prof. Dr. Loew-Friedrich on March 24, 2026, on standard market terms, the purpose of which is to provide support and advice to the Supervisory Board and the Product Committee; the consulting agreement with Prof. Dr. Loew-Friedrich is also to terminate upon the effective date of her election to the Company’s Supervisory Board. Neither of these agreements constitutes a “material” business relationship within the meaning of the DCGK. The consulting agreement with Dr. Loew-Friedrich will be in effect for only a very short transitional period of a few months, and the agreement with Dr. Schaffert has only been in place since September 2023 and does not create any potential for economic influence or, even less, a relationship of dependency. Both consulting agreements will terminate upon the candidates’ assumption of office and are therefore not likely to impair the candidates’ judgment in the long term as a result of any conflicts of interest that might be feared. Furthermore, in the opinion of the Supervisory Board, there are no personal or business relationships between the proposed candidates and the Company or its group companies, the Company’s governing bodies, or a shareholder holding a significant stake in the Company within the meaning of Recommendation C.13 of the DCGK that an objectively judging shareholder would consider decisive for his or her voting decision.
Prof. Dr. Anja Morawietz, Prof. Dr. Rudolf Staudigl and Mr. Helmut Jeggle possess expertise in both accounting and auditing.

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The Supervisory Board has verified that all candidates are able to commit the time required to fulfill their duties as members of the Company’s Supervisory Board. All candidates are familiar with the sector in which the Company operates.
Further information on the candidates, in particular their résumés, which also provide details on the candidates’ relevant knowledge, skills, and professional experience, is available on the company’s website at
https://investors.biontech.de/agm/agm-2026
and will also be available there during the Annual General Meeting.
9.Resolution on the amendment of Section 16 para. 5 of the Articles of Association to reauthorize the Management Board to provide for the holding of a virtual Annual General Meeting
The Company’s Annual General Meeting on May 25, 2023, authorized the Management Board to arrange for the Annual General Meeting to be held without the physical presence of shareholders or their proxies at the venue of the Annual General Meeting (virtual Annual General Meeting). The authorization granted to the Management Board is valid for a period of three years following the entry of the corresponding provision in the Articles of Association in the Commercial Register. It therefore expires on June 29, 2026, and thus before the Annual General Meeting scheduled for 2027.
The Company’s Management Board has made use of the aforementioned authorization on several occasions in recent years and has held the Company’s Annual General Meeting as a virtual meeting since 2024. In doing so, the Company - like many other companies - has consistently had positive experiences with the virtual format, which has established itself in recent years as a modern and sustainable meeting format and has since become a widely accepted standard. The Management Board and Supervisory Board are of the overall opinion that the virtual format has proven to be an efficient and legally compliant alternative to in-person meetings for the Company. In recent years, the Company has structured its virtual Annual General Meetings in such a way that the key advantages of an in-person meeting are transferred to the digital format, and shareholders are granted full rights to speak, ask questions, and submit motions. Shareholders and their representatives thus have the opportunity to exercise these rights without the expense of travel, thereby doing so efficiently and in a resource-efficient manner. International shareholders in particular benefit from this option, which makes the virtual format especially attractive for the Company as an internationally oriented enterprise whose ADSs are also listed on the U.S. NASDAQ stock exchange. The Company’s past virtual Annual General Meetings proceeded without any technical or organizational restrictions on the Company’s part.
In light of these positive experiences, the Management Board and Supervisory Board believe that the Company should continue to have the option of holding Annual General

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Meetings virtually. However, since there may also be Annual General Meetings where an in-person format appears more appropriate, the authorization - as has been the case to date - should again be structured in such a way that it enables the Management Board to flexibly decide on the meeting format in advance of each Annual General Meeting.
A corresponding new authorization for the Management Board is therefore to be adopted, and section 16 para. 5 of the Articles of Association - which currently contains the existing authorization to hold virtual general meetings - is to be amended accordingly. The new authorization is not intended to fully utilize the maximum term of five years provided for by law, but rather to apply for a period of two years following the registration of the amendment to the Articles of Association. Due to this narrow time limit on the authorization, the Company’s shareholders will thus be able to decide again in the near future whether to grant the Management Board authorization to hold virtual Annual General Meetings in the future as well.
For future Annual General Meetings as well, the Management Board will decide, exercising due discretion and taking into account the circumstances of the specific case, in the best interests of the Company, whether to make use of the proposed authorization and hold an Annual General Meeting in a virtual format. In doing so, it will continue to make its decision with due consideration of the interests of the shareholders, taking into account, in particular, the goal of the broadest and most flexible shareholder participation possible, as well as financial aspects, planning certainty, the reach of the format, and sustainability considerations. Shareholder rights will be fully safeguarded in accordance with legal requirements, regardless of the format of the Annual General Meeting.
Against this background, the Management Board and the Supervisory Board propose the following resolution:
Section 16 para. 5 of the Company’s Articles of Association is repealed and reworded as follows:
“(5)     The Management Board is authorized to provide for the Annual General Meeting to be held without the physical presence of shareholders or their proxies at the venue of the Annual General Meeting (virtual Annual General Meeting). The authorization shall apply to the holding of virtual shareholder’s meetings for a period of two years after the entry of this provision of the Articles of Association in the Commercial Register of the Company.”
The currently valid Articles of Association are available on our website at
https://investors.biontech.de/agm/agm-2026
and will also be available there during the Annual General Meeting.

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10.Resolution on the cancellation of the existing Authorized Capital 2025 and the creation of a new Authorized Capital 2026 with the option to exclude subscription rights, as well as the corresponding amendment to the Articles of Association
The authorization granted to the Management Board by the Annual General Meeting on May 16, 2025, under Agenda Item 7, to increase the Company’s share capital, with the approval of the Supervisory Board, on one or more occasions by a total of up to EUR 124,276,100 through the issuance of up to 124,276,100 new registered no-par value shares in exchange for cash and/or non-cash contributions (Authorized Capital 2025) has been partially utilized and currently remains in the amount of EUR 113,800,813. In order to continue to provide the Company with the necessary flexibility in its financing beyond this, the existing authorization, to the extent it has not been utilized, is now to be revoked and replaced by a new Authorized Capital 2026 in the amount of EUR 129,513,743; this corresponds to 50% of the current share capital. In all other respects, the 2026 Authorized Capital is to correspond in substance to the previous 2025 Authorized Capital 2025.
Against this background, the Management Board and Supervisory Board propose the following resolution:
a)The Authorized Capital 2025 established by the Annual General Meeting on May 16, 2025, under Agenda Item 7, pursuant to section 4 para. 5 of the Articles of Association shall, to the extent not yet utilized, be cancelled in accordance with the further provisions of subparagraph (d) below and revoked with effect as of the date of entry in the Commercial Register specified therein.
b)The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital on one or more occasions in the period up to May 15, 2030, by a total of up to EUR 129,513,743 by issuing up to 129,513,743 new no-par value registered shares in return for cash and/or non-cash contributions (Authorized Capital 2026). The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the share rights and the conditions of the share issue.
Shareholders must generally be granted subscription rights. The shares may also be acquired by one or more credit institutions, securities institutions or other companies within the meaning of section 186 (5) sentence 1 AktG specified by the Management Board with the obligation to offer them to the Company's shareholders for subscription (indirect subscription right).

However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders' subscription rights for one or more capital increases within the scope of the Authorized Capital 2026:
–to exclude fractional amounts from the subscription rights;

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–in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price; the market price is also deemed to be the price of one American Depositary Share of the Company (“ADS”) listed on the NASDAQ stock exchange multiplied by the number of ADSs representing one share. The total number of shares issued in exercise of this authorization to exclude subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the bonds are issued during the term of this authorization in corresponding application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation shall apply to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share;

–in the event of a capital increase against contributions in kind, in particular for the issuance of shares as part of business combinations and the acquisition of companies, parts of companies and interests in companies or other assets or claims to the acquisition of assets including receivables from the Company and its group companies as well as license or industrial property rights;

–to service option or conversion rights or obligations arising from bonds issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest;

–to the extent necessary to grant holders or creditors of bonds with option or conversion rights or obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to new shares to the extent to which they would be entitled after exercising the option or conversion rights or after fulfilling the option or conversion obligations;
–to implement a scrip dividend, whereby shareholders are offered the option of contributing their dividend entitlement (in whole or in part) to the Company as a contribution in kind in return for the issuance of new shares;
–if the new shares are issued as part of an incentive program and/or as share-based compensation to members of the Company’s Management Board, members of the management of companies affiliated with the Company within the meaning of sections 15 et seq. AktG or employees of the Company or of companies affiliated with the Company within the meaning of sections 15 et seq. AktG; restrictions

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relating to the shares issued may be agreed. If shares are to be issued to members of the Management Board, the Company’s Supervisory Board decides the allocation in accordance with the allocation of responsibilities under stock corporation law.
The total number of new shares issued from the Authorized Capital 2026 with the exclusion of subscription rights may not exceed 10% of the share capital, either at the time this authorization becomes effective or - if this value is lower - at the time it is exercised. The aforementioned 10% limit shall include (i) those shares or ADSs that are issued or sold during the term of this authorization on the basis of other authorizations with the exclusion of subscription rights, with the exception of treasury shares or ADSs used in accordance with para. c) (iv), (v) or (vi) of the resolution on Agenda item 10 of the Annual General Meeting on May 17, 2024, also in conjunction with para. f) of the resolution on Agenda item 11 of the Annual General Meeting on May 17, 2024, as well as (ii) those shares that are issued or are to be issued from conditional capital to service bonds with option and/or conversion rights or option and/or conversion obligations, provided that the bonds are issued during the term of this authorization under exclusion of subscription rights. The above issue limitation applies to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share.
The Supervisory Board is authorized to amend the Articles of Association following the full or partial implementation of the capital increase from the Authorized Capital 2026 in accordance with the scope of the capital increase from the Authorized Capital 2026 or following the expiry of the authorization period.
c)Section 4 para. 5 of the Articles of Association of the Company is repealed and reworded as follows:
“(5)    The Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital on one or more occasions in the period up to May 15, 2030, by a total of up to EUR 129,513,743 by issuing up to 129,513,743 new no-par value registered shares in return for cash and/or non-cash contributions (Authorized Capital 2026). The Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the share rights and the conditions of the share issue.
Shareholders must generally be granted subscription rights. The shares may also be acquired by one or more credit institutions, securities institutions or other companies within the meaning of section 186 (5) sentence 1 AktG specified by the Management Board with the obligation to offer them to the Company's shareholders for subscription (indirect subscription right).

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However, the Management Board is authorized, with the approval of the Supervisory Board, to exclude shareholders’ subscription rights for one or more capital increases within the scope of the Authorized Capital 2026,
a)to exclude fractional amounts from the subscription rights;

b)in the case of a capital increase against cash contributions, if the issue price of the new shares is not significantly lower than the market price; the market price is also deemed to be the price of one American Depositary Share of the Company (“ADS”) listed on the NASDAQ stock exchange multiplied by the number of ADSs representing one share. The total number of shares issued in exercise of this authorization to exclude subscription rights may not exceed 10% of the share capital, neither at the time this authorization becomes effective nor - if this value is lower - at the time this authorization is exercised. Shares or ADSs issued or sold during the term of this authorization in direct or analogous application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights are to be counted towards this limit of 10% of the share capital. Furthermore, shares or ADSs issued or to be issued to service bonds with option and/or conversion rights or option and/or conversion obligations shall be counted towards this limit of 10% of the share capital, provided that the bonds are issued during the term of this authorization in corresponding application of section 186 (3) sentence 4 AktG with the exclusion of subscription rights. The above issue limitation shall apply to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share;

c)in the event of a capital increase against contributions in kind, in particular for the issuance of shares as part of business combinations and the acquisition of companies, parts of companies and interests in companies or other assets or claims to the acquisition of assets including receivables from the Company and its group companies as well as license or industrial property rights;

d)to service option or conversion rights or obligations arising from bonds issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest;

e)to the extent necessary to grant holders or creditors of bonds with option or conversion rights or obligations issued or to be issued by the Company and/or companies in which the Company holds a direct or indirect majority interest a subscription right to new shares to the extent to which they would be entitled after exercising the option or

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conversion rights or after fulfilling the option or conversion obligations;

f)to implement a scrip dividend, whereby shareholders are offered the option of contributing their dividend entitlement (in whole or in part) to the Company as a contribution in kind in return for the issuance of new shares;

g)if the new shares are issued as part of an incentive program and/or as share-based compensation to members of the Company'’ Management Board, members of the management of companies affiliated with the Company within the meaning of sections 15 et seq. AktG, employees of the Company or of companies affiliated with the Company within the meaning of sections 15 et seq. AktG; restrictions relating to the shares issued may be agreed. If shares are to be issued to members of the Management Board, the Company’s Supervisory Board decides the allocation in accordance with the allocation of responsibilities under stock corporation law.
The total number of new shares issued from the Authorized Capital 2026 with the exclusion of subscription rights may not exceed 10% of the share capital, either at the time this authorization becomes effective or - if this value is lower - at the time it is exercised. The aforementioned 10% limit shall include (i) those shares or ADSs that are issued or sold during the term of this authorization on the basis of other authorizations with the exclusion of subscription rights, with the exception of treasury shares or ADSs used in accordance with para. c) (iv), (v) or (vi) of the resolution on Agenda item 10 of the Annual General Meeting on May 17, 2024, also in conjunction with para. f) of the resolution on Agenda item 11 of the Annual General Meeting on May 17, 2024, as well as (ii) those shares that are issued or are to be issued from conditional capital to service bonds with option and/or conversion rights or option and/or conversion obligations, provided that the bonds are issued during the term of this authorization under exclusion of subscription rights. The above issue limitation applies to ADSs, provided that the number of ADSs is to be divided by the number of ADSs representing one share.
The Supervisory Board is authorized to amend the Articles of Association following the full or partial implementation of the capital increase from the Authorized Capital 2026 in accordance with the scope of the capital increase from the Authorized Capital 2026 or following the expiry of the authorization period.”
d)The Management Board is instructed to apply for the cancellation of the Authorized Capital 2025 only in conjunction with the resolved creation of the new Authorized Capital 2026, together with the corresponding amendment to the Articles of

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Association pursuant to the foregoing subparagraph c) for entry in the Commercial Register, provided that the cancellation of the Authorized Capital 2025 is entered in the Commercial Register only if it is ensured that the new Authorized Capital 2026 is entered in the Commercial Register immediately thereafter. The Management Board is authorized to apply for the registration of the Authorized Capital 2026 in the Commercial Register independently of the other resolutions of the Annual General Meeting.
The written report of the Management Board pursuant to sections 203(2) sentence 2, 186 (4) sentence 2 AktG, as well as an excerpt from the minutes of the Annual General Meeting of May 17, 2024, containing the resolutions referred to in the proposed resolution of the Management Board and Supervisory Board regarding this Agenda item 10 in relation to Agenda items 10 and 11 of the Annual General Meeting of May 17, 2024, are, as well as a report by the Management Board on the partial utilization of Authorized Capital 2025, available on our website at
https://investors.biontech.de/agm/agm-2026
The aforementioned documents will also be available there during the Annual General Meeting.
11.Resolution on the approval of the conclusion of a domination and profit and loss transfer agreement between BioNTech SE and BioNTech Discovery GmbH
A domination and profit and loss transfer agreement is to be concluded between the Company and its wholly-owned subsidiary BioNTech Discovery GmbH (hereinafter also referred to as the “Subsidiary”).
For the domination and profit and loss transfer agreement to be effective, it requires the approval of the Company’s Annual General Meeting and the Subsidiary’s shareholders’ meeting, as well as registration in the Subsidiary’s Commercial register. It is intended that, shortly after the Company’s Annual General Meeting, the Subsidiary’s shareholders’ meeting will grant its approval and the agreement will be concluded.
The purpose of entering into this agreement is to establish a corporate tax and trade tax group, which would allow profits generated at the level of the Subsidiary (as the group member) to be offset against any losses at the level of the parent company (as the group head).
The draft domination and profit and loss transfer agreement contains the following key provisions:
•As a controlled entity, the Subsidiary places its management under the authority of the parent company, which is thereby entitled to issue instructions to the Subsidiary’s management. The management and representation of the Subsidiary remain the responsibility of its management.

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•As a controlled entity, the Subsidiary is obligated to transfer its profits to the parent company in accordance with section 301 AktG.
•The Company, as the controlling entity, is obligated to offset any annual net loss of the Subsidiary arising during the term of the agreement. The provisions of section 302 of the AktG, as amended, apply to the assumption of losses.
•The domination and profit and loss transfer agreement becomes effective upon entry in the Subsidiary’s Commercial Register, whereby the agreement applies retroactively from the beginning of the Subsidiary’s financial year in which the domination and profit and loss transfer agreement was entered in the Subsidiary’s Commercial Register. An exception applies in this regard to the authority to issue instructions described above, which does not apply retroactively but only from the date of entry of the domination and profit and loss transfer agreement in the Subsidiary’s Commercial Register.
•The domination and profit and loss transfer agreement is concluded for a fixed term of five years from the start of the Subsidiary’s financial year in which the agreement is entered in the Subsidiary’s Commercial Register . The agreement shall be automatically renewed for one year at a time, with the same right of termination, unless terminated by either party at least six months prior to its expiration. If the end of the term or a renewal does not coincide with the end of a financial year of the Subsidiary, the term shall be extended until the end of the then-current financial year.
•In addition, there is a right to terminate the agreement extraordinarily without notice for good cause. Good cause entitling both the controlling entity and the controlled entity to terminate the agreement includes, in particular - but not exclusively - the sale of the shares in the controlled entity or the contribution of the controlling interest by the controlling entity, the merger, demerger, or liquidation of the controlling entity or the controlled entity, or if the controlling entity no longer holds the majority of voting rights from the shares in the controlled entity.
•The domination and profit and loss transfer agreement may also be terminated by mutual agreement in lieu of termination.
•If the validity of the domination and profit and loss transfer agreement or its proper implementation is not recognized for tax purposes, or is not fully recognized, during the five-year period, the five-year period shall not commence until the first day of the Subsidiary’s financial year following the year in which the conditions for tax recognition of the agreement’s validity or its proper performance were not yet met.
•The domination and profit and loss transfer agreement does not provide for any compensation or severance claims.
With regard to the domination and profit and loss transfer agreement between the Company as the controlling entity and BioNTech Discovery GmbH as the controlled entity, no contract review was required pursuant to section 293b para. 1 AktG due to the

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ownership structure, as the Company holds all shares in BioNTech Discovery GmbH and will continue to hold them at the time the agreement is concluded.
The Management Board and Supervisory Board propose the following resolution:
The Annual General Meeting approves the conclusion of the domination and profit and loss transfer agreement between the Company and BioNTech Discovery GmbH, a limited liability company with its registered office in Mainz, entered in the Commercial Register of the Mainz Local Court under HRB 53731.
The following documents are available on our website at
https://investors.biontech.de/agm/agm-2026
and will also be available there during the Annual General Meeting:
•the draft domination and profit and loss transfer agreement between the Company and the Subsidiary;
•the annual financial statements and consolidated financial statements of the Company for the 2023, 2024, and 2025 financial years, as well as the combined management reports for the Company and the Group for the 2023, 2024, and 2025 financial years, and the annual financial statements of BioNTech Discovery GmbH for the short financial year from May 27, 2025, to December 31, 2025 (no further annual financial statements are currently available for BioNTech Discovery GmbH, which was first entered in the Commercial Register on May 27, 2025); and
•the joint report of the Company’s Management Board and the management of the Subsidiary prepared in accordance with section 293a AktG.

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II.Further Information and Notes
1.Implementation as virtual Annual General Meeting, Broadcast, Investor Portal
On the basis of section 118a AktG in conjunction with section 16 para. 5 of the Articles of Association, the Management Board has decided to hold the Annual General Meeting as a virtual Annual General Meeting without the physical presence of shareholders or their proxies at the venue of the Annual General Meeting. Shareholders or their proxies will exercise their voting rights exclusively by means of electronic absentee voting or by granting power of attorney and issuing instructions to the proxies appointed by the Company. The physical presence of shareholders or their proxies (with the exception of the proxies appointed by the Company) at the venue of the Annual General Meeting is excluded.
The virtual Annual General Meeting will take place on Friday, May 15, 2026, starting at 2:00 p.m. (CEST) and will be available live in video and audio format for our shareholders entered in the share register and duly registered and their proxies in our password-protected Investor Portal, which can be accessed via our website
https://investors.biontech.de/agm/agm-2026
In addition, the entire Annual General Meeting is also freely accessible outside the Investor Portal on our aforementioned website.
When using the Investor Portal during the virtual Annual General Meeting on Friday, May 15, 2026, shareholders or their proxies will be connected electronically to the virtual Annual General Meeting and can exercise their shareholder rights via the Investor Portal. Shareholders who are duly registered and entered in the share register - in person or by proxy - can use the Investor Portal to exercise their voting rights, exercise their right to speak and request information, raise objections for the record and submit statements prior to the meeting, among other things.
The individual access data for the Investor Portal will be sent to shareholders who are entered in the Company’s share register no later than Friday, April 24, 2026, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting.
The use of the Investor Portal by an authorized representative requires that the authorized representative receives the corresponding access data from the principal, unless the access data has been sent directly to the authorized representative. Details can be found in the following sections.
We kindly refer our ADS holders to the section “ADS holders" below and to the separate document “Information for ADS holders” on our website.
2.Requirements for attending the Annual General Meeting and exercising voting rights

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In accordance with section 15 (2) of the Articles of Association, shareholders entered in the share register are entitled to participate in the Annual General Meeting (i.e., to connect to the Annual General Meeting electronically) and to exercise their voting rights, provided they have registered in good time. The registration deadline is Friday, May 8, 2026, 24:00 hours (CEST).
The registration must be in German or English and must be received by the Company at the following address by Friday, May 8, 2026, 24:00 hours (CEST) at the latest:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
Email: anmeldestelle@computershare.de
or electronically within the aforementioned registration period using the password-protected Investor Portal on the following website of the Company:
https://investors.biontech.de/agm/agm-2026
Alternatively, registration may be submitted within the above registration period via intermediaries in accordance with section 67c para. 1 and 2, sentence 3 AktG in conjunction with article 2 para. 1 and 3 and article 9 para. 4 of the Implementing Regulation (EU) 2018/1212 to the following SWIFT address:
SWIFT: CMDHDEMMXXX; instructions in accordance with ISO 20022;
Authorization via SWIFT Relationship Management Application (RMA) required.
In relation to the Company, rights and obligations arising from shares pursuant to section 67 para. 2 sentence 1 AktG only exist for and against those entered in the Company’s share register. The entitlement to participate in the Annual General Meeting and the scope of voting rights are determined exclusively by the entry status in the share register on the day of the Annual General Meeting. After the end of the registration deadline, i.e. after Friday, May 8, 2026, at 12:00 a.m. (CEST), no changes will be made to the share register until the end of the Annual General Meeting for technical reasons. Therefore, the entry status of the share register on the day of the Annual General Meeting corresponds to the status on Friday, May 8, 2026, at 12:00 a.m. (CEST) (“Technical Record Date”). Shares are not blocked by registering for the Annual General Meeting (no lock-up period). Shareholders can therefore continue to freely dispose of their shares even after registration. However, purchasers of shares whose applications for transfer are received by the Company after Friday, May 8, 2026, at 12:00 a.m. (CEST), cannot exercise any meeting-related rights from these shares unless they have themselves authorized to do so or are authorized to exercise such rights.

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Shareholders who are entered in the Company’s share register by no later than Friday, April 24, 2026, 0:00 hours (CEST), will be sent registration documents for the Annual General Meeting, which also contain the individual access data required to use the password-protected Investor Portal. If the registration documents with the access data are not sent to you unsolicited - in particular because you are not entered in the Company's share register until after Friday, April 24, 2026, at 0:00 hours (CEST) - we will be happy to send them to you upon request.
3.Procedure for voting
a.General Information
After proper registration (see Section II. 2 above), shareholders entered in the share register may exercise their voting rights - in person or by proxy - by way of electronic vote or by granting power of attorney and issuing instructions to the proxies appointed by the Company.
b.Voting by electronic vote
Shareholders who are duly registered and entered in the share register, or their proxies, may cast their votes by electronic vote using the voting form available in the Investor Portal on the Company’s website at
https://investors.biontech.de/agm/agm-2026
in accordance with the procedure provided for this purpose. Electronic votes can be cast, changed or revoked via the Investor Portal until the time of the closing of voting by the chairman of the meeting at the virtual Annual General Meeting on Friday, May 15, 2026.
Authorized representatives, in particular intermediaries, shareholders’ associations, proxy advisors or other persons or institutions equivalent to intermediaries pursuant to section 135 para. 8 AktG, may also use electronic voting. Electronic voting by a proxy via the Investor Portal requires that the proxy receives the individual access data for the portal from the authorizing party, unless the access data has been sent directly to the proxy.
Please note that no other means of communication are available for voting, in particular no sending of votes by post.
c.Procedure for voting by proxies appointed by the Company
In order to exercise voting rights at the Annual General Meeting, the Company also offers shareholders and their proxies the option of authorizing proxies appointed by the Company who are bound by instructions. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.

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The proxies appointed by the Company will be present at the Annual General Meeting and, if authorized, will exercise voting rights in accordance with instructions. The proxies may only exercise voting rights on those items on the agenda for which they have received explicit and clear instructions. Without instructions, the proxies appointed by the Company are not authorized to exercise voting rights. The proxies appointed by the Company do not accept authorizations to file objections to resolutions of the Annual General Meeting, to exercise the right to speak and request information, to submit statements or to submit motions, either prior to or during the virtual Annual General Meeting.
A form that can be used to grant power of attorney and issue instructions to the proxies designated by the Company will be sent to shareholders who are entered in the share register no later than Friday, April 24, 2026, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting. A form is also available on the Company’s website at
https://investors.biontech.de/agm/agm-2026
The granting of proxies and instructions to the proxies appointed by the Company (as well as any amendment or revocation of proxies granted with instructions) can be made in text form (section 126b BGB) by post or e-mail by no later than Thursday, May 14, 2026, 12:00 a.m. (CEST) (time of receipt) to:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
Email: anmeldestelle@computershare.de
Power of attorney and instructions to proxies appointed by the Company or their amendment or revocation can also be transmitted to the Company via intermediaries in accordance with section 67c para 1 and 2, third sentence AktG in conjunction with article 2 para. 1 and 3 and article 9 para. 4 of the Implementing Regulation (EU) 2018/1212 by no later than Thursday, May 14, 2026, at 24:00 hours (CEST) (time of receipt) to the following SWIFT address:
SWIFT: CMDHDEMMXXX;
Instructions in accordance with ISO 20022;
Authorization via SWIFT Relationship Management Application (RMA) required
Alternatively, authorizations with instructions to the proxies appointed by the Company can be submitted electronically using the proxy voting form available on the Company’s website at
https://investors.biontech.de/agm/agm-2026

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The granting of powers of attorney and instructions to proxies appointed by the Company is also possible via this channel during the Annual General Meeting on May 15, 2026, until the start of voting. Any powers of attorney and instructions to proxies previously granted may also be amended or revoked via the Investor Portal during the Annual General Meeting until the start of voting.
d.Procedure for voting by other authorized representatives

Shareholders may also have their voting rights exercised by another proxy, including an intermediary, a shareholders’ association, a proxy advisor or another institution or person equivalent to intermediaries pursuant to section 135 para. 8 AktG. In this case, the above-mentioned requirements for attending the Annual General Meeting and exercising voting rights must also be met.
The granting and revocation of the power of attorney and proof of authorization vis-à-vis the Company must be in text form (section 126b BGB).
Proof that authorization has been granted can be provided by sending proof in text form by post or e-mail to the address below:
BioNTech SE
c/o Computershare Operations Center
80249 Munich
Germany
Email: anmeldestelle@computershare.de
The above transmission channels are also available if the proxy is to be granted in text form by declaration to the Company; in this case, separate proof of the granting of the proxy is not required. The revocation of a proxy already granted can also be declared directly to the Company in text form using the above-mentioned transmission channels. For organizational reasons, the granting of the proxy, its proof or revocation by one of the above-mentioned transmission channels must be received by the Company by Thursday, May 14, 2026, at 24:00 hours (CEST).
The granting of a power of attorney and its revocation by declaration to the Company can also be transmitted to the Company by intermediaries in accordance with section 67c para 1 and 2, third sentence AktG in conjunction with article 2 para. 1 and 3 and article 9 para. 4 of the Implementing Regulation (EU) 2018/1212 by no later than Thursday, May 14, 2026, 12:00 a.m. (CEST) (time of receipt) to the following SWIFT address:
SWIFT: CMDHDEMMXXX;
Instructions in accordance with ISO 20022;
Authorization via the SWIFT Relationship Management Application (RMA) is required.

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Furthermore, the granting and revocation of the power of attorney may also be made electronically on the day of the Annual General Meeting by submitting a declaration to the Company via the Investor Portal.
Special rules may apply to the authorization of intermediaries, shareholders’ associations, voting rights advisors and other persons or institutions equivalent to intermediaries pursuant to section 135 para. 8 AktG. Section 135 AktG stipulates, among other things, that the power of attorney must be granted to a specific proxy and must be verifiably recorded by the proxy. The proxy declaration must also be complete and may only contain declarations related to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders’ association, a proxy advisor or another person or institution with equivalent status pursuant to section 135 para. 8 AktG are therefore requested to consult with the proxy holder in good time regarding the procedure for granting power of attorney and the form of power of attorney that may be required. Intermediaries, shareholders’ associations, proxy advisors and other persons or institutions deemed equivalent to intermediaries pursuant to section 135 para. 8 AktG may only exercise voting rights for registered shares that do not belong to them, but for which they are entered in the share register as the holder, on the basis of an authorization.
A form that can be used to appoint a proxy will be sent to shareholders who are entered in the share register by no later than Friday, April 24, 2026, 0:00 hours (CEST), together with the registration documents for the Annual General Meeting. A proxy authorization form can also be downloaded from the Company’s website at
https://investors.biontech.de/agm/agm-2026
Authorized representatives cannot physically attend the Annual General Meeting either. They can only exercise the voting rights for shareholders they represent by means of electronic voting or by granting (sub)authorizations and instructions to the proxies appointed by the Company.
e.Further information on the exercise of voting rights
If the voting right is exercised in due time both by electronic vote via the Investor Portal and by proxy with instructions to the Company’s proxies, the vote cast by electronic vote via the Investor Portal will always be given priority, regardless of the time of receipt.
If differing authorizations with instructions are received by the Company’s proxies by different means of transmission by the deadline, they will be considered in the following order regardless of the time of receipt: 1. via the Investor Portal, 2. in accordance with section 67c para. 1 and 2 sentence 3 AktG in conjunction with article 2 para. 1 and 3 and article 9 para. 4 of Implementing Regulation (EU) 2018/1212, 3. by e-mail, 4. declarations sent by post. Information on issuing authorizations and instructions to the proxies appointed by the Company at can also be found on the forms provided for this purpose.

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For the revocation of declarations, the last declaration received in due time is decisive.
4.ADS Holders
It is intended to enable ADS holders and all other interested parties to follow the Chairman’s remarks at the beginning of the Annual General Meeting and the subsequent Management Board speeches at the Annual General Meeting live by means of video and audio transmission. These parts of the Annual General Meeting are also to be broadcast for this purpose outside the Investor Portal via the website
https://investors.biontech.de/agm/agm-2026
The Depositary The Bank of New York Mellon (“Depositary”) will make this information available to eligible ADS holders as of the U.S. record date of Monday, April 6, 2026. Please note that ADS holders are not registered as shareholders in the share register. The video and audio transmission on Friday, May 15, 2026, outside the Investor Portal will also not enable them to participate in the Annual General Meeting or to exercise meeting-related shareholder rights, in particular voting rights.
However, in the run-up to this Annual General Meeting, we are offering our registered and beneficial ADS holders the opportunity, on a voluntary basis, to submit questions by e-mail no later than Wednesday, May 13, 2026, at 14:00 (CEST). Questions may relate to the items on the agenda of the Annual General Meeting, to the extent that shareholders entered in the share register would be entitled to request such information at the Annual General Meeting in accordance with section 131 of the AktG. Any questions should be submitted to the following e-mail address:
HV@biontech.de
The Company intends to answer questions submitted in a timely and proper manner in accordance with the above requirements by e-mail; questions and answers will not be published. It should be noted that there is no legal entitlement to the processing and answering of questions submitted in advance. The shareholders’ right to information at the Annual General Meeting remains unaffected.
Subject to the additional requirements of the Deposit Agreement in respect of ADSs and to the extent the relevant beneficial ADS holder meets the requirements set out in a separate notice, beneficial ADS holders may give voting instructions to their respective banks or brokers holding their ADSs. For details, please refer to the separate voting instructions in the document “Information for ADS holders” available on our website at
https://investors.biontech.de/agm/agm-2026
which also contains further guidance for ADS holders.

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Registered and beneficial ADS holders may receive information and documentation relating to the Annual General Meeting from the Depositary.
Registered ADS holders with questions regarding the exercise of voting rights can contact:
BNY Mellon Shareowner Services     (shrrelations@cpushareownerservices.com;
Phone: +1 201 680 6825 and toll-free from within the United States of America: +1 888 269 2377).
5.Shareholder Rights
a.Request for additions to the agenda pursuant to article 56 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European company (SE) (“SE Regulation”), section 50 (2) of the German SE Implementation Act (“SEAG”) and section 122 (2) AktG

Shareholders whose shares alone or together account for 5% of the share capital or a proportionate amount of EUR 500,000 (equivalent to 500,000 shares) may request that items be placed on the agenda and published.
The request must be submitted in writing to the Management Board, whereby each new item on the agenda must be accompanied by a statement of reasons or a draft resolution. The request must be received by the Company no later than Tuesday, April 14, 2026, 24:00 hours (CEST). Please send your request to the following postal address:
BioNTech SE - Management Board
An der Goldgrube 12
55131 Mainz
Germany
Additions to the agenda that are to be announced, unless they have already been announced when the Annual General Meeting is convened, will be published in the Federal Gazette immediately after receipt of the request and forwarded for publication to media that can be expected to disseminate the information throughout the European Union. They will also be published on the Company’s website at
https://investors.biontech.de/agm/agm-2026
and notified in accordance with section 125 AktG.
b.Countermotions and election proposals from shareholders in accordance with section 126 (1), (4) and section 127 AktG

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Every shareholder is entitled to submit countermotions to the resolutions proposed by the Management Board and Supervisory Board on the items on the agenda. Countermotions received by Thursday, April 30, 2026, 12:00 a.m. (CEST) at the address
BioNTech SE
Investor Relations
An der Goldgrube 12
55131 Mainz
Germany
or by email to: HV@biontech.de
will be published on the Company's website at
https://investors.biontech.de/agm/agm-2026
including the name of the shareholder and any statement of reasons. Any statements by the Management Board will also be published on this website. The Company may refrain from making a countermotion and its grounds available if one of the exclusion criteria pursuant to section 126 para. 2 AktG applies, for example, because the countermotion would lead to a resolution of the Annual General Meeting that is in breach of the law or the Articles of Association. The grounds for a countermotion do not need to be made accessible even if they exceed 5,000 characters in total.
The above statements, including the deadline for making the election proposal accessible (receipt by Thursday, April 30, 2026, 12:00 a.m. (CEST)), apply mutatis mutandis to election proposals by shareholders pursuant to section 127 AktG; the election proposal does not need to be substantiated. In addition to the above-mentioned exclusions under section 126 para. 2 AktG, the election proposal does not need to be made accessible even if the election proposal does not contain the name, profession and place of residence of the person proposed for election.
Countermotions or election proposals to be made accessible are deemed to have been submitted at the virtual Annual General Meeting at the time they are made accessible. The right to vote on such motions can be exercised, even before the Annual General Meeting, as soon as the requirements for exercising voting rights are met. If the shareholder who has submitted the motion is not entered in the Company’s share register or has not duly registered for the Annual General Meeting, the motion does not have to be dealt with at the meeting.
Shareholders or authorized representatives of shareholders who have joined the Annual General Meeting electronically can also submit motions and election proposals during the Annual General Meeting without prior transmission. A more detailed explanation of the procedure provided for this can be found in section II. 5. d. below.

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c.Submission of statements in accordance with section 118a para 1 sentence 2 no. 6 and section 130a para. 1 to 4 AktG

Shareholders who have duly registered for the Annual General Meeting or their authorized representatives have the right to submit statements on the items on the agenda prior to the Annual General Meeting by means of electronic communication via the website available at
https://investors.biontech.de/agm/agm-2026
in the Investor Portal in text form. Statements must be submitted in text form as a PDF file in accordance with the procedure provided for this purpose. It is requested that the scope of the comments be limited to a reasonable amount. A maximum length of 10,000 characters (including spaces) should serve as a guide. It is possible to submit several statements. By submitting a statement, the shareholder or their authorized representative agrees that the statement will be made accessible in the password-protected Investor Portal with their name. Statements must be submitted no later than five days before the Annual General Meeting, i.e., no later than Saturday, May 9, 2026, 24:00 hours (CEST).
Submitted statements that meet these requirements and must be made accessible in accordance with the statutory provisions will be published, disclosing the name of the shareholder or their proxy, no later than four days before the Annual General Meeting, i.e., by Sunday, May 10, 2026, 12:00 a.m. (CEST), in the Investor Portal at
https://investors.biontech.de/agm/agm-2026
Questions, motions, election proposals and objections to resolutions of the Annual General Meeting contained in statements will not be considered as such.
d.Right to speak pursuant to section 118a para. 1 sentence 2 no. 7, section 130a para. 5 and 6 AktG, right to information pursuant to section 118a (1) sentence 2 no. 4, section 131 para. 1 AktG and right to propose motions pursuant to section 118a para. 1 sentence 2 no. 3 AktG at the Annual General Meeting
Shareholders or authorized representatives of shareholders who have joined the Annual General Meeting electronically have the right to speak and to request information at the Annual General Meeting, as well as the right to submit motions and nominations for election at the Annual General Meeting. Requests for information as well as motions and election proposals may form part of a speech. It is not possible for shareholders and their proxies to submit questions in advance of the Annual General Meeting.
To exercise the above-mentioned rights, please use the Investor Portal at
https://investors.biontech.de/agm/agm-2026

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The right to speak and the right to submit motions and election proposals at the Annual General Meeting will be exercised by means of video communication; it is planned to stipulate that the right to information may also be exercised exclusively by means of video communication. The above rights may only be exercised on the day of the Annual General Meeting from 2 pm. (CEST) until the time set by the chairman of the meeting.
The Company reserves the right to check the functionality of the video communication between the shareholder or proxy and the Company at the meeting beforehand and to reject the speech, the request for information or the motion or election proposal if the functionality is not ensured. The chairman of the meeting will explain the procedure for requesting and granting the right to speak at the Annual General Meeting in more detail.
The right to information in accordance with section 131 para. 1 AktG includes information on Company matters, insofar as this is necessary for the proper assessment of an item on the agenda. The Management Board’s duty to provide information also extends to the Company’s legal and business relationships with an affiliated company as well as the situation of the group and the companies included in the consolidated financial statements. The Management Board may refrain from answering individual questions for the reasons stated in section 131 para. 3 AktG.
e.Declaration of objections pursuant to section 118a para. 1 sentence 2 no. 8 AktG
Shareholders or authorized representatives of shareholders who have joined the meeting electronically have the right to object to resolutions of the Annual General Meeting. Declarations to this effect can be submitted by means of electronic communication via the Investor Portal at

https://investors.biontech.de/agm/agm-2026
and can be submitted from the opening of the Annual General Meeting on Friday, May 15, 2026, 2:00 p.m. (CEST) until it is closed by the chairman of the meeting.
f.Further Explanations
Further information on the rights of shareholders in accordance with article 56 SE Regulation, section 50 para. 2 SEAG, section 118a AktG, section 122 para. 2 AktG, section 126 para. 1, para. 4, section 127 AktG, section 130a AktG and section 131 para. 1 AktG can be found on the Internet at
https://investors.biontech.de/agm/agm-2026
6.Total number of shares and voting rights
As of the date of this notice convening the Annual General Meeting, the Company’s share capital is divided into 259,027,487 registered shares. Each share entitles the holder

Germany 17275785.16

to one vote. However, as of the date of this notice, the Company holds 763,905 treasury shares and 5,379,321 ADS, each representing one common share. The shareholders are not entitled to any rights with respect to the shares in question. The total number of shares entitled to participate and vote as of the date of this notice is therefore 252,884,261.
7.Availability of information
The documents and information to be made available in accordance with section 124a AktG are published together with this invitation and other information on the Company’s website at
https://investors.biontech.de/agm/agm-2026
8.Data protection information
Personal data is processed as part of the preparation and organization of the Annual General Meeting of the Company. The Company processes your data as the controller in compliance with the provisions of Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation, “GDPR”) and all other relevant laws. Details on the handling of your personal data and your rights under the GDPR can be found on the Company’s website
https://investors.biontech.de/agm/agm-2026

Mainz, April 2026

BioNTech SE
The Management Board

Germany 17275785.16